    Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS
Overview

This Code of Business Conduct and Ethics applies to the Company’s employees, officers and directors. (References to “employees” in this Code include all employees and officers of the Company.)

The Company conducts business in compliance with all applicable laws and regulations. It is critical that employees and directors observe these laws and regulations while conducting business on the Company’s behalf. The Company also promotes and expects ethical behavior in all employees. Any employee who has doubt about the best course of action in a particular situation should talk to a supervisor, manager or Human Resources for guidance.

Conflicts of Interest; Corporate Opportunities

Employees and directors are expected to avoid situations that create an actual or potential conflict. A conflict of interest exists when one’s loyalties or actions are divided between the Company’s interests and those of another such as a competitor, supplier, or customer. Employees and directors must avoid any activity, agreement, business investment or interest that could be in conflict with the Company’s interests or could interfere with their duty and ability to serve the Company as well as possible.

Employees and directors are prohibited from (a) taking for themselves personal opportunities that are discovered through the use of corporate property, information or position, (b) using corporate property, information, or position for personal gain and (c) competing with the Company. Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. The Company has also developed, and publicly disclosed, certain guidelines for potentially competitive activities by its non-employee directors. Non-employee directors who have questions about such guidelines should contact the President of the Company.

Situations of actual or potential conflict of interest are to be avoided by all employees. Personal, financial or romantic involvement with a competitor, client, supplier, resident or subordinate employee of the Company, which impairs an employee’s ability to exercise good judgment on behalf of the Company, creates a conflict of interest. Supervisor-subordinate romantic or personal relationships also can lead to supervisory problems, possible claims of sexual harassment and morale problems.

An employee involved in any of the types of relationships or situations described in this policy should immediately and fully disclose the relevant circumstances to his/her immediate supervisor, or any other appropriate supervisor, for a determination as to whether a potential or actual conflict exists. Employees unsure as to whether a certain transaction, activity, or relationship constitutes a conflict of interest should discuss it with their immediate supervisor for clarification. If an actual or potential conflict is determined, the Company will take appropriate corrective action. Failure to adhere to this policy, including the failure to disclose any actual or potential conflict of interest shall constitute grounds for disciplinary action, up to and including termination of employment.

While employed by the Company, employees are expected to devote their energies to their jobs with the Company. For this reason, outside employment is strongly discouraged. Prohibited forms of outside employment include, but are not limited to:

1. Employment that conflicts with an employee’s work schedule, duties and responsibilities at Essex;

2. Employment that creates an actual conflict of interest with the employee’s employment at Essex;

3.	Employment that impairs or has a detrimental effect on the employee’s work performance at Essex;

4.	Employment that requires the employee to conduct work-related activities on Essex’s property during working hours or the use of Essex’s facilities and/or equipment; or

5. Employment that directly or indirectly competes with the business of the Company.

Employees who wish to engage in outside employment must submit a written request to the Company explaining the details of the outside employment. If the outside employment is authorized, the Company assumes no responsibility for the outside employment. The Company shall not provide workers’ compensation coverage or any other benefit for injuries occurring from or arising out of the outside employment. Authorization to engage in outside employment can be revoked at any time.

Confidentiality

Each employee and director is responsible for safeguarding information considered proprietary or confidential by the Company. Proprietary information includes all information relating in any manner to the business of the Company and its affiliates, consultants, customers, clients, and business associates produced or obtained by Company employees and directors during the course of their work. All proprietary information that is not known generally to the public or the industry, or is known only through improper means, is confidential information. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

In the course of your work, you may have access to proprietary or confidential information regarding the Company, its clients, its operations, its suppliers or even co-workers. In addition, Federal Securities Laws generally prohibit the private dissemination of material non-public information. It is your responsibility not to use or divulge any such proprietary or confidential information unless it is necessary for you to do so in the performance of your duties. Access to confidential information should be on a “need-to-know” basis and must be authorized by your supervisor.

These obligations remain even after an employee’s employment relationship or a director’s directorship with the Company ends. On termination of such employment or directorship, whether voluntarily or involuntary, all Company documents, computer records, and other tangible Company property in the employee’s possession or control, or in the director’s possession or control, must be returned to the Company. Any breach of this policy will not be tolerated and will be considered grounds for discipline, up to and including termination.

Quality and Fairness

Employees must pursue quality in every service provided by the Company and endeavor to earn the trust of our customers. It is important for employees to deliver what they have promised. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Company Business Accounts/Company Assets

Company business accounts are to be used for business purposes only. Any employee who is found to have used Company business accounts for personal use will be subject to disciplinary action, up to and including termination. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes. Personal use of Company assets can subject employees to disciplinary action, up to and including termination.

Inside Information

No employee or director of the Company may trade in the Company’s securities (i.e., buy or sell shares of the Company’s common stock on public stock exchanges) if he or she has knowledge of material information concerning the Company, which has not been disseminated to the investing public. In general, this will require such persons to wait for at least forty-eight (48) hours after public release of information by the Company. The Company also has a separate trading window policy that applies to directors and certain officers of the Company.

Antifraud Policy

The Company maintains high standards for financial reporting to its shareholders and other users of its financial and public statements. Every employee has a duty to adhere to these standards. The Company encourages the reporting of information regarding any suspected improper accounting, false or misleading public statements, securities fraud, or other similar misconduct taken by Company employees. The Company will thoroughly and promptly investigate all such claims and, if necessary, take appropriate corrective action.

Company employees who have information regarding such misconduct should immediately report this information to their manager or supervisor or the Director of Human Resources. An employee is not required to report to his or her manager or supervisor if the employee believes that person is involved in the suspected or actual misconduct, but should instead report to the Director of Human Resources. Any supervisor or manager who receives a report of suspected misconduct under this policy, or who observes such conduct, should immediately inform the Director of Human Resources. The Company will investigate all reports of suspected securities fraud, improper accounting or other similar misconduct, and will handle the investigation in as confidential a manner as possible consistent with a full and proper investigation. If any fraud, accounting impropriety or misconduct is established, the Company will take appropriate corrective action, which may include, among other things, disciplinary action against the employees involved, up to and including termination of employment.

The Company will not tolerate retaliation against an employee who comes forward with a good faith report of suspected securities fraud, improper accounting or other similar misconduct, or an employee who participates in any investigation of such a report. Employees who believe they have been subjected to retaliation as a result of reporting or participating in an investigation of such misconduct should report their concerns to the Director of Human Resources. Retaliation toward any employee who reports any suspected misconduct under this policy, or who participates in any investigation of such reports, will result in disciplinary action up to and including termination of employment.

Procedure For Submitting Confidential Complaints

Employees may submit complaints, concerns and information regarding suspected improper accounting, false or misleading public statements, securities fraud or other similar misconduct taken by Company employees or its agents directly to the General Counsel. All such submissions regarding suspected improper accounting, false or misleading public statements, securities fraud or other similar misconduct may be made on an anonymous basis and shall be treated as confidential by the General Counsel. Employees may forward complaints to the General Counsel:

By mail:        Jordan Ritter, General Counsel
          C/o Essex Property Trust, Inc.
          925 E. Meadow Drive
          Palo Alto, CA 94303

By email:     Jritter@essexpropertytrust.com

By voicemail at: 650-494-3700

When submitting a complaint, employees are asked to provide the General Counsel with as much detailed information as possible. Providing detailed, rather than general, information will greatly assist the General Counsel in effectively investigating complaints. This is particularly important where an employee submits a complaint on an anonymous basis, as the General Counsel will be unable to contact the reporting employee with requests for additional information or clarification. Depending on the nature of the complaint, the General Counsel may report the complaint directly to the audit committee of the board of directors or to appropriate personnel within the Company.

Violations and Waivers of this Code

Any waiver of this Code of Business Conduct and Ethics for executive officers or directors may be made only by the board of directors, or a committee thereof, and must be promptly disclosed to shareholders. All other waivers may be granted only by Human Resources. Employees should report any violations of this policy or the Company’s Code of Business Conduct and Ethics, or any violations of laws, rules or regulations to Human Resources. The Company will investigate any such reports, and take appropriate corrective action, if warranted. Retaliation against an employee who reports violations of such conduct in good faith will not be tolerated. Changes in this Code may only be made by the Board of Directors and must be promptly disclosed to shareholders.